                              Accountants' Consent



The Board of Directors
Century South Banks, Inc.:


We consent to incorporation by reference in the Registration Statements
(Nos. 333-06377 and 33-37784) on Form S-3 and (Nos. 33-18527 and 33-91922) on
Form S-8 of Century South Banks, Inc. of our report dated January 22, 1999, relating to the consolidated balance sheets of Century South Banks, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998, which report is included in the December 31, 1998 Annual Report on Form 10-K of Century South Banks, Inc.



                                       KPMG  LLP


Atlanta, Georgia
March 31, 1999